

May 14, 2009

Mr. Norman F. Swanton
Chief Executive Officer and Chairman
Warren Resources, Inc.
c/o David Fleming
1114 Avenue of the Americas
New York, NY 10036

> **Re:** **Warren Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-158127**
> **Filed April 28, 2009**

Dear Mr. Swanton:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Engineering Comments

Business and Properties, page 4

California Projects, page 6

1. Response six in your April 28, 2009 letter states that the Wilmington Townlot Unit's 2008 production shortfall was due to the drilling of fewer wells than forecast for 2008. Public production data from the California Department of Oil and Gas for ten Upper Terminal wells drilled in 2007 indicates an oil cut of 6.5% for 2007 with production at 20 BOPD/well at year-end 2007. This individual well producing rate is only 3 BOPD/well more than that for the entire unit and much less than the peak rates you have forecast. Please explain with technical support how these forecast rates are reasonably certain, given that WTU is a mature waterflood that is well past its peak performance period.

2.   In the same response, you noted the poor performance of WTU wells drilled in
        the Ranger zone prior to year-end 2007. Please explain why you did not debook
        the associated proved undeveloped reserves at year-end 2007.

<u>Closing Comments</u>

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with
questions about engineering comments. Please contact Doug Brown at (202) 551-3265
or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Alan Talesnick
        (303) 894-9239